UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LIME ENERGY CO.

(Name of Issuer)

Common Stock, par value $$0.0001 per share

(Title of Class of Securities)

5326U106

(CUSIP Number)

Mary Colleen Brennan, Chief Financial Officer

Lime Energy Co.

3 Convery Blvd., Suite 600

Woodbridge, NJ  07095

Tel: (732) 791-5380 Ext. 307

With a copy to:

Stephen T. Burdumy, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA  19103

Tel:  (215) 988-2880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5326U106

1.	Names of Reporting Persons. Richard P. Kiphart

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 4,090,689

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,090,689

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,090,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 9,452,200 shares of Common Stock believed to be outstanding on December 23, 2014 and assumes the full conversion and voting power of the Series C Convertible Preferred Stock (“Series C Stock”) of Lime Energy Co. (the “Issuer”). The stockholders of the Issuer have approved (i) the full convertibility of shares of Series C Stock into Common Stock, and (ii) the full voting power of shares of Series C Stock (clauses (i) and (ii) collectively, the “Proposal”), which approval is effective twenty (20) days after the Issuer mails an Information Statement to stockholders. Prior to effectiveness of stockholder approval of the Proposal, shares of Series C Stock are convertible into an aggregate number of shares of Common Stock not to exceed 19.99% of the outstanding shares of Common Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) of Lime Energy Co., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16810 Kenton Drive, Suite 240, Huntersville, NC 28078.

Item 2. Identity and Background

(a)                     This statement is being filed on behalf of Richard P. Kiphart.

(b)                     The business address of Mr. Kiphart is as follows:

Richard P. Kiphart

c/o William Blair & Company, L.L.C.

222 West Adams Street

Chicago, IL  60606

(c)                      Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment advisor.

(d)                     Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                      Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding of any violations with respect to such laws.

(f)        U.S.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to that Conversion Agreement, dated December 22, 2014, by and between Mr. Kiphart and the Issuer (the “Conversion Agreement”):

•                  Mr. Kiphart converted 558,641 shares of Series A Preferred Stock into 1,591,569 shares of Common Stock at a conversion price of $3.51 per share.

•                  Mr. Kiphart converted 225,892 shares of Series B Preferred Stock into 798,205 share of Common Stock at a conversion price of $2.83 per share.

•                  Mr. Kiphart converted a 2014 Subordinated Secured Convertible Pay-in-Kind Note (the “Note”) with a convertible amount of $786,215.75 into 160,125 shares of Common Stock at a conversion price of $4.91 per share.

Item 4. Purpose of Transaction

Mr. Kiphart’s conversion of Series A and Series B Preferred Stock and the Note was made to facilitate the Issuer’s sale Series C Preferred Stock.

As a consequence of the transaction described above, Mr. Kiphart controls approximately 30.0% of the voting shares of the Issuer (assuming the full conversion and voting power of the Series C Stock).

Except as set forth in this Item 4, Mr. Kiphart has no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.  Mr. Kiphart is the owner of 4,090,689 shares of Common Stock.

(c) On December 22, 2014, Mr. Kiphart converted 558,641 shares of Series A Preferred Stock into 1,591,569 shares of Common Stock at a conversion price of $3.51 per share.

On December 22, 2014, Mr. Kiphart converted 225,892 shares of Series B Preferred Stock into 798,205 share of Common Stock at a conversion price of $2.83 per share.

On December 22, 2014, Mr. Kiphart converted the Note with a convertible amount of $786,215.75 into 160,125 shares of Common Stock at a conversion price of $4.91 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 23, 2014, the Issuer entered into a Securities Purchase Agreement between the Issuer and Bison Capital Partners IV, L.P. (“Bison”) (the “Purchase Agreement”) for the purchase of 10,000 shares of Series C Stock (the “Transaction”).  In connection with the Transaction, Mr. Kiphart entered into the following agreements.

Shareholder Agreement

In connection with the Transaction, the Issuer, Mr. Kiphart and certain other stockholders of the Issuer entered into a Shareholder and Investor Rights Agreement (the “Shareholder Agreement”).

The Shareholder Agreement also provides Bison with operational consent rights and director appointment rights that apply so long as Bison holds at least 5% of the total voting power of the Issuer.  The stockholders of the Issuer party to the Shareholder Agreement have agreed to vote in favor of Bison’s director appointees.

If, on the fifth anniversary of the closing date of the Transaction, December 23, 2014 (the “Closing Date”), or any succeeding anniversary of such date, 10% of the average daily trading volume of the Common Stock is less than the number of shares of Common Stock beneficially owned by Bison divided by 240, then Bison may require the Issuer to initiate a sale process.  Subject to the terms of the Shareholder Agreement, the stockholders of the Issuer party to the Shareholder Agreement have agreed to vote in favor of and otherwise support such a sale. If such a sale is not consummated within nine (9) months, Bison has the right to require the Issuer to purchase, subject to the terms of the Shareholder Agreement, all or any portion of its Series C Stock or Common Stock into which such Series C Stock has converted, for a per share price generally equal to the average closing price of the Common Stock for the sixty (60) trading days immediately preceding giving notice of exercise of such right, with such price payable on the Series C Stock on the basis of the number of such shares of Common Stock into which the Series C Stock is then convertible.  Notwithstanding the foregoing, if the Issuer’s board of directors has approved a sale that would result in Bison receiving sufficiently liquid proceeds from the sale and Bison does not execute an agreement to support such sale, the purchase price for Bison’s securities subject to such right will instead be based on the redemption price provided in the Issuer’s Certificate of Designation.

Registration Rights Agreement

Also on December 23, 2014 and in connection with the Transaction, the Issuer, Bison, Mr. Kiphart and certain other stockholders of the Issuer entered into a Registration Right Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Mr. Kiphart and certain other stockholders of the Issuer are entitled to include certain of their shares of Common Stock in a registration statement filed by the Issuer.  The Issuer has agreed to indemnify the other parties to the Registration Rights Agreement in connection any claims related to their sale of securities under a registration statement, subject to certain exceptions.

The description of the Transaction and the agreements and documents described herein is not intended to be complete and is qualified in its entirety by the complete text of the Conversion Agreement, the Shareholder

Agreement and the Registration Rights Agreement, copies of which are attached or incorporated by reference as exhibits (a)—(c), respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

(a) Conversion Agreement dated December 22, 2014

(b) Shareholder and Investor Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

(c) Registration Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2015

/s/ Richard P. Kiphart
Richard P. Kiphart